As Filed: July 23, 2002                               SEC File No. 333-


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form S-2
                             Registration Statement
                        Under the Securities Act of 1933

                              STARCRAFT CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

                      Indiana                          35-1817634
          (State or other jurisdiction      (I.R.S. Employer Identification No.)
        of incorporation or organization)

              2703 College Avenue, Goshen, IN 46527 (574) 533-1105
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                Timothy L. Burke,
                              2703 College Avenue,
                                Goshen, IN 46527
                                 (574) 533-1105
                      (Name, address, including zip code,
                   and telephone number, including area code,
                              of agent for service)

                                    Copy to:

                                   Eric R. Moy
                               Barnes & Thornburg
                            11 South Meridian Street
                           Indianapolis, Indiana 46204
                            Telephone: (317)231-7298
                             Telecopy: (317)231-7433

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / X /

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / X /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /


                                           Calculation of Registration Fee

                                                                              Proposed Maximum
    Title of Each Class of        Amount to be        Proposed Maximum       Aggregate Offering        Amount of
 Securities Being Registered       Registered      Offering Price Per Unit          Price           Registration Fee
------------------------------- ------------------ ------------------------ ---------------------- -------------------

Common Stock, and common
stock purchase rights(1)(2)(3)       400,000              $2.20(4)               $880,000(4)             $80.96
Common Stock, and common
stock purchase rights(1)(2)(3)       500,000              $3.00(4)              $1,500,000(4)           $138.00
Warrants(5)                          400,000                 ---                     ---                 ---(6)
Options(5)                           500,000                 ---                     ---                 ---(6)

1) Consists of shares to be issued by Registrant upon the exercise of the warrants or options registered herein. Pursuant to Rule 416, there are also being registered such additional securities as may become issuable as a result of the "antidilution" provisions of the warrants and options.

2) Shares to be offered and sold by Registrant upon exercise of warrants or options or to be reoffered and resold following exercise of warrants or options by selling security holders named herein.

3) No additional consideration will be paid for the common stock purchase rights.

4) Based on the exercise price of warrants and options being registered herein of $2.20 with respect to warrants and $3.00 with respect to options.

5) To be offered and sold by selling security holders, at their discretion, from time to time beginning from the effective date of this Registration Statement, in negotiated sales with third parties. All warrants and options were issued by the Registrant as consideration for credit support provided by the initial holders of such warrants and options in conjunction with refinancing of Registrant's debt.

6) Pursuant to Rule 457(g), no separate registration fee is required for the warrants or options.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

PROSPECTUS

                              STARCRAFT CORPORATION

     This Prospectus covers the offer and proposed sale of the following securities:

     1. Warrants to acquire up to 400,000 shares of our common stock for $2.20 per share, exercisable until November 20, 2003. We previously issued these warrants in private transactions. The current holders of the warrants may offer them for sale to the public.

     2. Options to acquire up to 500,000 shares of our common stock for $3.00 per share, exercisable until December 13, 2005. We previously issued these options in private transactions. The current holders of the options may offer them for sale to the public.

     3. Up to 900,000 shares of our common stock (including related common share purchase rights under our shareholder rights plan) which we will issue upon exercise of the warrants and options.

     4. Up to 900,000 shares of our common stock (including related common share purchase rights under our shareholder rights plan) which may be offered for resale by certain selling shareholders named herein who may acquire such shares upon exercise of warrants or options and offer the shares for sale to the public.


     We will not incur any commissions upon the exercise of the warrants or options, and we will receive net proceeds of $2,380,000 if all warrants and options are exercised. We will not receive any proceeds from the sale by the selling security holders of the warrants and options they hold or from their sale of the shares of common stock they acquire upon the exercise of their warrants or options. The persons selling the warrants, options or shares of our common stock will receive the proceeds from any such sale. Any person who sells warrants, options or shares of our common stock will pay any expenses they incur in the offering, except that we will pay the costs associated with registering those securities under the Securities Act of 1933 and in preparing and printing this prospectus.


     Our common stock is listed for quotation on the OTC Bulletin Board under the symbol "STCR.OB." The closing price of our common stock on July 8, 2002 was $6.00. The exercise price of the warrants is $2.20 per share of common stock, exercisable prior to November 20, 2003, and the exercise price of the options is $3.00 per share of common stock, exercisable prior to December 13, 2005. There is no public market for the warrants or options, and we do not anticipate that a market for the warrants or options will ever develop.


These securities involve a high degree of risk as described in this prospectus. See "Risk Factors" beginning on Page 4.


These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is July ___, 2002

                                TABLE OF CONTENTS

Summary........................................................................4
Our Company....................................................................4
Recent Developments............................................................4
Risk Factors...................................................................5
Use of Proceeds................................................................8
Determination of Offering Price................................................8
Selling Security Holders.......................................................9
Plan of Distribution..........................................................11
Description of Securities.....................................................11
Federal Income Tax Considerations.............................................13
Information With Respect to the Company.......................................14
Incorporation of Certain Information by Reference.............................14
Available Information.........................................................15

You should rely only on the information contained in this prospectus. Neither we nor the selling security holders have authorized anyone to provide you with different information. These securities are not being offered in any jurisdiction where the offer or sale is not permitted.

Unless the context indicates otherwise, any of the terms "we," "us," "it," and "our" include and refer to Starcraft Corporation.

This document contains forward-looking statements which involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors" beginning on page 4 of this prospectus, and are summarized in our most recent annual report on Form 10-K accompanying this prospectus.

                                     SUMMARY


     We previously issued warrants to acquire, in the aggregate, up to 400,000 shares of our common stock, and options to acquire, in the aggregate, up to 500,000 shares of our common stock to two of our directors. We issued these options and warrants in consideration for the credit support provided by these individuals in conjunction with the refinancing of our debt during 1998 and 2000. The exercise price of the warrants is $2.20 per share of common stock, exercisable no later than November 20, 2003, and the exercise price of the options is $3.00 per share of common stock, exercisable no later than December 13, 2005.


     This prospectus relates to (i) the offer and sale of warrants and options by the selling security holders named herein, (ii) the issuance by us of up to 900,000 shares of common stock upon the exercise of the warrants and options, and (iii) the offer and sale by the selling shareholders named herein of the shares of our common stock they may acquire upon the exercise of the warrants and options that they hold. Our principal executive offices are located at 2703 College Avenue, Goshen, Indiana 46527. Our telephone number is (574) 533-1105.


                                   OUR COMPANY


     We were organized as an Indiana corporation in 1990. Our business is comprised of two segments: direct original equipment manufacturer automotive supply, and conversion vehicle parts. The original equipment manufacturer automotive supply segment adds accessories and upgrade packages to pickup truck and sport utility vehicles for delivery to an original equipment manufacturer. The conversion vehicle parts segment supplies service parts and conversion kits to the custom van and pickup truck conversion market. Our original equipment manufacturer automotive supply operations are conducted primarily through Tecstar, LLC in which we hold a 50% ownership interest.


     Our customers operate primarily in the automotive industry. Our original equipment manufacturer automotive supply segment sales are made to one customer in the United States, General Motors Corporation. Our conversion vehicle parts segment sells product throughout North America, and export sales are principally to locations in Asia and northern Europe. During fiscal 2001, we sold our conversion vehicle business and shuttle bus and mobility vehicle business and we no longer maintain any operations in those business segments.


     Our shares of common stock currently are listed for quotation on the OTC Bulletin Board under the symbol "STCR.OB."


                               RECENT DEVELOPMENTS


     On May 3, 2002, we announced that Timothy L. Burke has assumed the responsibilities as our chief financial officer and secretary, replacing Richard
J. Mullin. We also announced on that date that Kelly L. Rose has assumed the duties as our president, in addition to his duties as our chief executive officer and chairman.


                                  RISK FACTORS


     An investment in our warrants, options or common stock is highly speculative and involves a high degree of risk. Therefore, you should carefully consider all of the risk factors discussed below, as well as the other information contained in this document. You should not invest in our warrants, options or common stock unless you can afford to lose your entire investment and do not depend on the funds you are investing. The following risk factors are interrelated and, consequently, you should treat such risk factors as a whole.


Our operations could be adversely affected by unforeseen general operating contingencies.


     We may not be able to attract and retain employees with sufficient skills to conduct our operations efficiently and may from time to time be subject to work slow-downs or stoppages. We may also be adversely affected by delay or unavailability of supply of numerous component parts. We will not always be able to satisfy our capital requirements with internally generated funds and will need to rely on bank financing and other third party capital resources. There is no assurance that such resources will always be available to us. Likewise, there is no assurance as to the terms that will apply to any financing we may obtain in the future or to our ability to continue to comply with those terms over time.


The success of our business depends to a significant extent upon our original equipment manufacturer automotive supply sales to General Motors.


     All of our original equipment manufacturer automotive supply sales in 2001, 2000 and 1999 were to General Motors. These sales are directly affected by the size of the automotive industry and General Motors' market share. Further, General Motors periodically reduces production or closes plants for several months for model changeovers. During the fourth quarter of fiscal year 2000, one of our three manufacturing facilities was substantially shut down as a result of General Motors' model changeover. This adversely affected our fourth quarter results. The shutdown continued through the second quarter of fiscal 2001. A decline in sales in the automotive market or in General Motors' automotive sales, or production cutbacks and plant shut downs for model changeovers by General Motors could have an adverse impact on our sales and profits. Sales of the automotive supply segment will depend substantially on long-term contracts with General Motors. Continued sales and growth of this segment will depend substantially on our ability to continue to satisfactorily perform and to obtain such contracts over time. Our failure to do so could adversely affect our business.


High gasoline prices or consumer financing rates could adversely affect the demand for our products.


     A significant increase in the price of gasoline could reduce demand for our products because it would increase the cost of operating vehicles on which these products are installed. Because many consumers finance their purchase of vehicles, the availability of financing and the level of interest rates can affect a consumer's purchasing decision. A decline in general economic conditions or consumer confidence would likely have an adverse effect on our sales and profitability.


Failing to comply with applicable regulations could adversely affect our results of operations.


     We are subject to various foreign, federal, state and local regulations, including federal and state regulations governing the disposition of hazardous wastes we generate in our production processes. Our failure to comply with applicable regulations or changes in current regulations, including the adoption of new safety or environmental standards, could materially adversely affect our results of operations.


Competition may limit our growth and profitability.


     The original equipment manufacturer automotive supply business is highly competitive, with several large companies competing in this market. There is no assurance we will be able to maintain our current competitive position in this market. Our future growth and productivity could be adversely affected if we are unable to compete successfully in the future.


Potential product liability claims could adversely affect our profitability.


     Like other automotive manufacturers, we may be subject to claims that our products caused or contributed to damage or injury sustained in vehicle accidents. We also may be required to recall products that are deemed unsafe. Any such claims in excess of our insurance coverage or material product recall expenses could adversely affect our financial condition and results of operations.


Voting control by management and anti-takeover provisions in our articles of incorporation could impede potential takeovers.


     Kelly L. Rose and G. Raymond Stults collectively control 32.1% of the shares of our common stock, excluding the shares they hold subject to options granted to them under our 1993 and 1997 stock incentive plans and the shares they hold subject to the options and warrants offered in this prospectus. If they exercise all of the options and warrants offered in this prospectus and retain the shares of common stock issued to them upon such exercise, their collective ownership of our common stock would increase to 43.2%, while Mr. Rose's individual ownership of shares would increase from 31.8% to 34.4%. The voting power of these shares will likely enable them acting together, or Mr. Rose acting alone, to determine the outcome of elections of directors and other matters submitted for shareholder consideration. Our articles of incorporation contain certain provisions which could be an impediment to a non-negotiated change in control, including provisions allowing us to issue series of preferred stock with preferences determined by our board of directors without obtaining shareholder approval. Our board of directors is separated into three classes, serving staggered three-year terms. These staggered terms could delay a change in a majority of the directors for up to two years even if holders of a majority of the outstanding shares of our common stock desired such a change. Further, Indiana law contains provisions that restrict the ability of a third party to acquire control of us. These provisions, along with the effective voting control of our management, could impede potential merger transactions or block changes to our articles of incorporation, which could adversely affect the trading price of our stock.


Our shareholder rights plan may make potential tender offers or takeover attempts more difficult.


     In August 1997, we adopted a shareholder rights plan pursuant to which we issued one right for each outstanding share of our common stock. Each right entitles the registered holder to purchase from us one share of common stock at $15 per share, subject to adjustment. The rights become exercisable if a person or group, other than certain related persons, acquires or announces a tender offer for prescribed percentages of our shares of common stock or is declared an "adverse person" by our board of directors. In these events, each right holder may purchase shares of common sock with a value equal to twice the exercise price. Furthermore, if we engage in certain mergers or similar business combinations, a right holder may purchase shares of the acquiring company with a value of two times the purchase price of the right. The rights expire on August 12, 2007. These provisions could may make it difficult and expensive to pursue a tender offer, or a change in control or takeover attempt that our management opposes. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so.


Potential future business acquisitions could disrupt our business or prove to be unprofitable.


     We may engage in negotiations from time to time regarding prospective acquisitions of related businesses. Such acquisitions could be material to our operations and, if completed, could have a material effect on our financial condition or results of operations. There is no assurance as to when or whether we will be able to effect acquisitions, whether we will be able to generate requisite funding to effect such acquisitions, or as to the terms on which such acquisitions may be effected. We may have less experience manufacturing and marketing the products of a company we may acquire than we have in our current business. There is no assurance that such new acquisitions will be profitable.


We have never paid dividends on our common stock and do not intend to do so in the near future.


     We have not paid dividends on our common stock in the past and do not intend to pay any dividends to shareholders in the foreseeable future. We intend to retain earnings, if any, for use in the operation and expansion of our business. Any investor who acquires shares of our common stock should not expect to receive any dividends on the common stock at any time in the foreseeable future. Payment of dividends is within the discretion of our board of directors and will depend, among other things, upon earnings, capital requirements, any financing agreement covenants and our financial condition.


You may not benefit from exercising warrants or options if the exercise price is less than the market price of the underlying shares.


     If, during the term of the warrants or options, the market price of our common stock does not exceed $2.20 per share or $3.00 per share, respectively, you will not receive any immediate economic benefit from owning or exercising the warrants or options.



The issuance of additional shares of our common stock upon the exercise of options and warrants will dilute the ownership of our current shareholders and may adversely affect the market price of our outstanding shares.


     If all of the options and warrants offered in this prospectus are exercised, our outstanding shares of common stock will increase by 900,000 shares, or approximately 20.4%. The issuance of these shares will dilute the shares owned by our existing shareholders other than those exercising warrants or options. Further, the possible future sale of the shares of common stock acquired upon the exercise of the warrants and options offered in this prospectus could adversely affect the prevailing market price of our common stock.


The limited market for our common stock may adversely affect its market price, and there is no market for the warrants or options.


     Our common stock is listed for quotation on the OTC Bulletin Board and has generally been thinly traded. Because an active market for our common stock does not exist and is not likely to develop in the near future, you may not be able to sell the shares of common stock that you acquire promptly, or perhaps at all, or sell those shares at a price equal to or above the price you paid for them. Moreover, our warrants and options are not publicly traded and it is very unlikely that any market for the warrants or options will ever develop. Accordingly, neither the shares of common stock nor the warrants or options may be appropriate as a short-term investment.


                                 USE OF PROCEEDS


     We will not receive any of the proceeds from the sale of the warrants or shares of common stock by the selling security holders. We will receive aggregate proceeds of $2,380,000 if all of the warrants and options offered for sale in this prospectus are exercised. We anticipate applying any such proceeds to our working capital and to the payment of general and administrative expenses. There can be no assurance that the holders of the warrants and options will exercise any of the warrants or options they hold. If the warrants and options are not exercised, we will not receive any proceeds from the offering of the securities described in this prospectus.


                         DETERMINATION OF OFFERING PRICE


     The warrant holders and option holders may sell warrants and options in transactions at prices to be agreed upon with prospective purchasers from time to time. The exercise price of the warrants of $2.20 is equal to the fair market value of our common stock based on the five-day average closing price on November 23, 1998, the date that we originally issued the warrants to Messrs. Rose and Stults. The exercise price of the options of $3.00 is equal to the fair market value of our common stock based on the five-day average closing price on December 12, 2000, the date that we originally issued the options to Messrs. Rose and Stults. The selling shareholders may sell the shares of common stock they acquire through the exercise of warrants or options on the OTC Bulletin Board at prevailing market prices or in transactions at prices to be agreed upon with prospective purchasers from time to time.


                            SELLING SECURITY HOLDERS


     Each of the selling security holders may be deemed to be an "underwriter" of our securities for purposes of the Securities Act of 1933. Each selling security holder may from time to time sell warrants or options for his or her own account in individually negotiated transactions at prices to be agreed upon. We will issue shares of our common stock upon the exercise of the warrants or options. Each of the selling security holders intends to sell from time to time the shares of common stock that he or she acquires upon the exercise of warrants or options for his or her own account in the open market at then-prevailing prices, or in individually negotiated transactions at prices to be agreed upon. The selling security holders will bear their respective expenses with respect to the securities they offer for sale, except that we will pay the costs associated with registering the securities under the Securities Act of 1933 and preparing and printing this prospectus.


     The selling  security holders are Kelly L. Rose, G. Raymond Stults and Paul
A. Nielsen. Kelly Rose is our president, chief executive officer and chairman of the board. He also serves as chairman of the board and chief executive officer of our subsidiary, Tecstar, LLC. G. Raymond Stults serves on our board of directors. Paul A. Nielsen acquired the warrants that he holds from Mr. Rose in a private transaction during May, 2002. Mr. Nielsen does not hold any office or position with us.


     The following table sets forth certain information regarding the beneficial ownership of warrants held by the selling security holders as of June 13, 2002.


                  Number of Warrants                          Number of Warrants Beneficially       Percentage
                  Beneficially Owned        Number of         Owned After Offering Presuming       of Outstanding
Name              Prior to Offering         Warrants Offered  All Warrants Offered Are Sold         Warrants
----              -----------------         ----------------  -----------------------------        --------------
Kelly L. Rose           160,000                 160,000                    0                           - -
G. Raymond Stults       200,000                 200,000                    0                           - -
Paul A. Nielsen          40,000                  40,000                    0                           - -
-------------------------

     The following table sets forth certain information regarding the beneficial ownership of options held by the selling security holders as of June 13, 2002.


                  Number of Options                           Number of Options Beneficially          Percentage
                  Beneficially Owned        Number of         Owned After Offering Presuming       of Outstanding
Name              Prior to Offering         Options Offered   All Options Offered Are Sold  (1)       Options
----              -----------------         ---------------   ---------------------------------    --------------
Kelly L. Rose           250,000                 250,000                    0                           - -
G. Raymond Stults       250,000                 250,000                    0                           - -
-------------------------

(1)  Excludes options issued under our 1993 and 1997 stock incentive plans.

     The following table sets forth certain information regarding the beneficial ownership of common stock by the selling security holders as of June 13, 2002.


                  Number of Shares                            Number of Shares Beneficially           Percentage
                  Beneficially Owned        Number of         Owned After Offering Presuming       of Outstanding
Name              Prior to Offering(1)      Shares Offered    All Shares Offered Are Sold              Shares
----              -----------------         --------------    ------------------------------       --------------
Kelly L. Rose       2,136,825(2)(3)            410,000                1,726,825(2)(3)                   37.4%
G. Raymond Stults     478,100(2)               450,000                   28,100(2)                        *
Paul A. Nielsen        40,000                   40,000                        0                          ---
-------------------------

     *indicates less than 1%

(1) Based upon information furnished by the selling security holders and 4,404,059 total outstanding shares as of June 13, 2002. Under applicable regulations, shares are deemed to be beneficially owned by a person if he directly or indirectly has or shares the power to vote or dispose of the shares, whether or not he has any economic interest with respect to the shares. Includes shares beneficially owned by members of the immediate families of the selling shareholders residing in their homes, and also includes all shares held subject to options under our 1993 and 1997 stock incentive plans (to the extent such options are exercisable within 60 days) and the shares to be issued to the selling shareholders upon the exercise of warrants and options offered for sale in this prospectus.


(2) Includes 218,282 shares subject to currently exercisable options held under our 1993 and 1997 stock incentive plans by Mr. Rose, and 13,000 shares subject to currently exercisable options held under our 1993 and 1997 stock incentive plans by Mr. Stults.


(3) Includes 100,000 shares owned by Mr. Rose's spouse, and 25,450 shares held in a charitable foundation as to which Mr. Rose disclaims beneficial ownership.

                              PLAN OF DISTRIBUTION


     The selling security holders may sell their warrants or options from time to time in negotiated transactions at prices to be agreed upon. It is currently expected that any such sales will be made directly to the purchaser and will not be conducted through a broker. The selling shareholders may sell the shares of common stock they acquire upon their exercise of warrants or options from time to time on the OTC Bulletin Board at prices and terms then prevailing or in negotiated transactions at prices to be agreed upon. A selling security holder may immediately sell shares of common stock that he or she acquires upon the exercise of warrants or options.


     The selling shareholders expect to employ brokers or dealers in order to sell the shares of common stock they may acquire upon exercising warrants or options. Brokers or dealers will receive commissions or discounts from the selling shareholders or from purchasers in amounts to be negotiated immediately prior to the sale, which commissions and discounts are not expected to deviate from usual and customary brokers' commissions. There is no assurance that selling security holders will offer for sale or sell any or all of the warrants, options or shares of common stock offered for sale pursuant to this prospectus. The selling shareholders will pay any expenses they incur relating to the offer and sale of such securities, while we will pay the costs associated with registering the securities for sale under the Securities Act of 1933 and in preparing and printing this prospectus.

Purchases by Non-Indiana Residents


     We are taking steps either to register the warrants, options and shares of our common stock or permit sales (or resales) pursuant to an exemption from registration only under the laws of Indiana. Accordingly, if you are not a resident of Indiana, we will not permit a selling security holder to transfer warrants or options to you or permit you to acquire shares of our common stock through the exercise of a warrant or option unless we determine that we may do so in compliance with state securities laws to which such transfer or issuance may be subject. To the extent any state laws require, transactions may be required to be effected only through state registered broker-dealers.


     This prospectus does not constitute an offer to sell or the solicitation of an offer to buy the warrants, options or shares of our common stock described herein in any state where the offer or sale is not permitted. We are not obligated to register the warrants, options or shares of our common stock for sale in any state, and we do not presently intend to register such securities for offer and sale in any state other than Indiana.


                            DESCRIPTION OF SECURITIES


     We have the authority to issue 10,000,000 shares of our common stock. As of June 13, 2002, there were 4,404,059 shares of our common stock issued and outstanding. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders of shares of common stock have no cumulative, conversion, preemptive, dividend or other subscription rights, and there are no redemption provisions applicable to the common stock.


     In August 1997, we adopted a shareholder rights plan pursuant to which we issued one right for each outstanding share of our common stock. Each right entitles the registered holder to purchase from us one share of our common stock at $15 per share, subject to adjustment. The rights become exercisable if a person or group (other than certain related persons) acquires or announces a tender offer for prescribed percentages of our shares of common stock or is declared an "adverse person" by our board of directors. In these events, each right holder may purchase shares of our common stock with a value equal to twice the exercise price. Furthermore, if we engage in certain mergers or similar business combinations, a right holder may purchase shares of the acquiring company with a value of two times the purchase price of the right. The rights expire on August 12, 2007. These provisions could make it difficult and expensive to pursue a tender offer, change in control or takeover attempt which our management opposes.


     As of June 13, 2002, there were outstanding warrants to acquire 400,000 shares of our common stock and outstanding options to acquire 500,000 shares of our common stock. Each warrant has an exercise price of $2.20 and must be exercised prior to November 20, 2003, and each option has an exercise price of $3.00 and must be exercised prior to December 13, 2005. These options are the options being offered pursuant to this prospectus. The warrants and options include anti-dilution provisions which provide for the equitable adjustment to the number of shares of common stock subject to the warrants or options if we declare a stock dividend, reclassify the outstanding shares of our common stock into a smaller or larger number of shares, or generally distribute to our shareholders rights or warrants to purchase any of our securities, cash, other assets or evidences of indebtedness.


     There were also outstanding as of June 13, 2002, 271,000 options to acquire shares of our common stock that were issued under our 1993 stock incentive plan and 328,783 options to acquire shares of our common stock that were issued under our 1997 stock incentive plan. These options are not the options being offered pursuant to this prospectus.


     You may exercise the options or warrants you hold in whole or in part prior to the applicable expiration date by presenting to us at our principal office a completed and executed exercise notice along with the stock option and the full payment of the exercise price. The terms of the warrants and options offered hereby are substantially identical, except for the designation of the security, the issue and expiration dates and the exercise price. The warrant contains a
Section 2.2 describing certain conditions to exercise which have been satisfied. Provisions described in that paragraph regarding exercise for an alternative cash amount do not apply. A composite form of the warrants and options offered hereby, which includes the appropriate exercise notice, is attached to this prospectus as Exhibit A.

     You must pay the exercise price of the option or warrant that you wish to exercise to us or to our account in cash or in immediately available funds or by certified check or bank draft. We will issue to you, and you will be deemed to be the record owner of the shares of our common stock issuable upon the exercise of warrants or options at the close of business on the date on which you properly surrender to us the stock options or warrants that you elect to exercise along with the full exercise price.


     We have not appointed a transfer agent with respect to the warrants or options offered hereby. Upon a lawful sale of warrants or options, we will transfer the ownership of such securities solely on our records.


                        FEDERAL INCOME TAX CONSIDERATIONS


     The following discussion sets forth certain federal income tax consequences, under current law, relating to the purchase and ownership of the options and warrants and the underlying shares of common stock offered for sale in this prospectus. The discussion is a summary and does not purport to deal with all aspects of federal taxation that may apply to you and does not consider specific facts and circumstances that may be relevant to your tax position. You should consult your own tax advisor as to the specific tax consequences to you of this offering, including the applicability of federal, state and local tax laws. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and on administrative and judicial interpretations as of the date hereof, all of which are subject to change.


     Exercise and sale of warrants and options. If you obtained a warrant or option in exchange for services you provided, you will recognize gain on the purchase of shares of common stock for cash upon the exercise of a warrant or option. This gain will be taxed as ordinary income and will be measured by the difference between the market value of the shares you acquire upon exercise of the warrant or option and the sum of the exercise price of the warrant or option plus any amount you previously paid for the exercised warrant or option. If you acquired a warrant or option for investment purposes, you will not recognize a gain or loss upon the purchase of shares of common stock for cash on an exercise of a warrant or option. Your tax basis in the common stock you receive upon exercise of a warrant or option will equal the sum of your tax basis in the exercised warrant or option and the exercise price. Your holding period for the common stock you acquire will begin on the date you exercise the warrant or option and purchase common stock. The holding period for the common stock you acquire does not include the period during which you held the warrant or option.


     You will recognize a capital gain or loss from the sale, lapse or other disposition of a warrant or option if the common stock to which the warrant relates would have been a capital asset in your hands. This capital gain or loss will be a long-term capital gain or loss if you have held the warrant or option for more than one year at the time of the sale, lapse or disposition.


     Sale of common stock. If you sell shares of common stock, you will generally recognize a gain or loss in an amount equal to the difference between the amount realized and your tax basis in the common stock. If the common stock constitutes a capital asset in your hands, your gain or loss upon a sale of the common stock will be characterized either as long-term or short-term capital gain or loss, depending on whether you have held the common stock for more than one year.


     Expiration of warrants without exercise. If you allow the warrants or options you hold to expire without exercise, the expiration will be treated as a sale or exchange of the warrant or option on the expiration date. You will have a loss equal to the amount of your tax basis in the lapsed warrant or option. If the warrant or option constitutes a capital asset in your hands, the loss will be characterized either as long-term or short-term capital loss, depending on whether you held the warrant or option for more than one year.


                     INFORMATION WITH RESPECT TO THE COMPANY


     For additional information about us and our business, please refer to our most recent annual report on Form 10-K for fiscal 2001 and our most recent quarterly report on Form 10-Q filed with the Securities and Exchange Commission, copies of which are attached to, and are a part of this prospectus.


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE


     The Securities and Exchange Commission allows us to "incorporate by reference" into this prospectus information we have previously filed with it. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below:

     1. Our Annual Report on Form 10-K for the fiscal year ended September 30, 2001.

     2. Our Quarterly Reports on Form 10-Q for the three-month periods ended December 30, 2001 and March 31, 2002; and

     3.   Our Proxy Statement filed January 4, 2002.


     All documents and reports that we file with the Securities and Exchange Commission pursuant to sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering of securities described herein shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the dates of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.


     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                    Timothy L. Burke, Chief Financial Officer
                              Starcraft Corporation
                               2703 College Avenue
                              Goshen, Indiana 46527
                                 (219) 533-1105

                              AVAILABLE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission.


     Our SEC filings are available to the public over the internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room at 450 Fifth Street, N.W., Washington, DC 20549, and at the following regional offices located at 26 Federal Plaza, Room 1100, New York, New York 10278; 219 Dearborn Street, Room 1228, Chicago,
Illinois, 60604; and at 410 Seventeenth Street, Suite 700, Denver, Colorado 80202. Copies of these materials can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call 1-800-SEC-0330 for further information on the public reference rooms.

                                   Exhibit A

                   COMPOSITE FORM OF THE WARRANTS AND OPTIONS


     The terms of the warrants and options offered hereby are substantially identical, except for the designation of the security, the issue and expiration dates and the exercise price. The warrant contains a Section 2.2 describing certain conditions to exercise which have been satisfied. Provisions described in that paragraph regarding exercise for an alternative cash amount do not apply. Set forth below is a composite form of the warrants and options offered hereby.



No. of Shares:  _______                         [Warrant] [Stock Option] No. __








                      [WARRANT] [STOCK OPTION] TO PURCHASE

                             SHARES OF COMMON STOCK

                                       OF

                              STARCRAFT CORPORATION



                              Dated: _____________

                                TABLE OF CONTENTS

                                                                            Page



SECTION 1. DEFINITIONS.........................................................1


SECTION 2. EXERCISE OF [WARRANT] [STOCK OPTION]................................2

         2.1. Exercise Generally...............................................2

         2.2. Shareholder Approval; Alternative Cash
                Award Upon Exercise [Warrant Only].............................3

         2.3. Expenses of Exercise.............................................3


SECTION 3. ANTI-DILUTION.......................................................3


SECTION 4. RESERVATIONS........................................................4


SECTION 5. CHANGE OF CONTROL; REORGANIZATIONS..................................4


SECTION 6. DISSOLUTION OR LIQUIDATION..........................................5


SECTION 7. NOTICE OF DIVIDENDS.................................................5


SECTION 8. FRACTIONAL SHARES...................................................5


SECTION 9. FULLY PAID STOCK; VOTING RIGHTS UPON EXERCISE; TAXES................5


SECTION 10. CLOSING OF TRANSFER BOOKS..........................................5


SECTION 11. REGISTRATION RIGHTS................................................6

         11.1. Piggyback Registration..........................................6

         11.2. Registration Procedures.........................................7

         11.3. Information to be Furnished by Holders..........................8

         11.4. Expenses of Registration........................................8

         11.5. Indemnification and Contribution................................8

         11.6. Underwriting Agreement.........................................10

         11.7. Future Registration Rights.....................................10


SECTION 12. LOST, STOLEN [WARRANTS] [STOCK OPTIONS], ETC......................11


SECTION 13. SEVERABILITY......................................................11


SECTION 14. MISCELLANEOUS.....................................................11

         14.1. Notices........................................................11

         14.2. Successors and Assigns.........................................11

         14.3. Amendments.....................................................11

         14.4. Headings.......................................................12

         14.5. Governing Law..................................................12

         14.6. Exclusive Jurisdiction.........................................12


EXHIBIT A......................................................................1

       No. of Shares:       *                   [Warrant] [Stock Option] No. ___
(*subject to ss.2.2 of this [Warrant] [Stock Option])

                             Dated: _______________

                      [WARRANT] [STOCK OPTION] TO PURCHASE

                             SHARES OF COMMON STOCK

                                       OF

                              STARCRAFT CORPORATION

     THIS IS TO CERTIFY that, for value received and subject to the provisions hereinafter set forth,

                                -----------------

                                   or assigns

is entitled upon the due exercise hereof at any time during the Exercise Period (as hereinafter defined) to purchase from Starcraft Corporation, an Indiana corporation (the "Company"), up to __________ shares of Common Stock (as hereinafter defined and subject to adjustment as provided herein) of the Company at the Exercise Price (as hereinafter defined and subject to adjustment as provided herein) for each share of Common Stock so purchased and to exercise the other rights, powers and privileges hereinafter provided, all on the terms and conditions and pursuant to the provisions hereinafter set forth.

Attest:                                        STARCRAFT CORPORATION


_____________________                          By:___________________________
Secretary                                         President

                    Additional provisions follow on the next
                      15 pages and are incorporated in this
             [Warrant] [Stock Option] as if set forth on this page.

SECTION 1. DEFINITIONS.

     In addition to the terms defined elsewhere in this [Warrant] [Stock Option], the following terms have the following respective meanings:

     [Warrant Only] The "Alternative Cash Amount" shall be payable only when the conditions set forth in ss. 2.2(iii) apply, and shall mean an amount equal to the product of (x) 175,000 times (y) the excess, if any, of (A) the fair market value per share of the Underlying Shares on the date of exercise of this Warrant, over (B) the Exercise Price.

     "Business Day" shall mean any day except Saturday, Sunday and any day which shall be a Federal legal holiday or a day on which banking institutions in the State of Indiana are authorized or required by law or other government actions to close.

     A "Change of Control" shall be deemed to have occurred if during, or following the consummation of, a stock purchase program, tender offer, exchange offer, merger, consolidation, sale of assets, contested election, or any combination of the foregoing transactions, any person, entity or group of persons acting in concert, directly or indirectly (1) acquires ownership of the power to vote in excess of 50% of the voting securities of Company, or (2) otherwise acquires, directly or indirectly, the power to direct or cause the direction of the management and policies of the Company.

     "Common Stock" shall mean the Company's Common Stock, without par value.

     "Commission" shall mean the Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act.

     "Company" shall mean Starcraft Corporation, an Indiana corporation, and any successor to all or substantially all of the assets and business of such corporation.

     "Exercise Period" shall mean the period commencing on the date hereof and terminating on the Expiration Date.

     "Exercise Price" shall mean [Warrant: $2.20] [Stock Option $3.00] per share, which is the fair market value per share of the Underlying Shares on the date of issuance of this [Warrant] [Stock Option], adjustable as set forth in ss. 3.

     "Expiration  Date" shall mean [Warrant:  November 20, 2003] [ Stock Option:
December 13, 2005].

     "Holder" shall mean the registered holder of this [Warrant] [Stock Option], and, if the context so indicates, the holder of [Warrant Shares] [Stock Option Shares].

     "NASD" shall mean the National Association of Securities Dealers, Inc.

     "Person"  shall  mean  an  individual,  partnership,   corporation,  trust,
unincorporated organization or any other entity, and a government or agency or political subdivision thereof.

     "Registration Expenses" shall mean all expenses incident to the Company's performance of or compliance with ss. 11, including, without limitation, all registration, filing and NASD fees, all fees and expenses of complying with state securities or blue sky laws, all word processing, duplicating and printing expenses, messenger and delivery expenses, the fees and disbursements of counsel for the Company and of its independent public accountants, including the expenses of any special audits or "cold comfort" letters required by or incident to such performance and compliance, the fees and disbursements of counsel and accountants retained by the Holder with respect to Underlying Shares or [Warrant Shares] [Stock Option Shares] being registered, all fees and expenses incurred in complying with the Company's indemnification obligations, premiums and other costs of policies of insurance against liabilities arising out of the public offering of such securities and any fees and disbursements of underwriters customarily paid by issuers or sellers of securities.

     "Securities Act" shall mean the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

     "Underlying Shares" shall mean the shares of Common Stock of the Company issuable upon exercise of this [Warrant] [Stock Option].

     "[Warrant] [Stock Option]" or "this [Warrant] [Stock Option]" as used herein shall mean this [Warrant] [Stock Option] and any [Warrant] [Stock Option] hereafter issued in exchange or substitution for this [Warrant] [Stock Option].

     "[Warrant Shares] [Stock Option Shares]" shall mean the shares of Common Stock of the Company issued upon the exercise of this [Warrant] [Stock Option].

SECTION 2. EXERCISE OF [WARRANT] [STOCK OPTION].

     2.1. Exercise Generally. The rights represented by this [Warrant] [Stock Option] are issued as an inducement to the initial Holder to provide a limited guaranty of the payment to [Warrants: Bank One, N.A. ("Bank One") of up to $500,000] [Stock Options: Foothill Capital Corporation ("Foothill") of up to $750,000] of the principal amount of certain indebtedness owed by Starcraft
Automotive Group, Inc. and National Mobility Corporation, both of which are Indiana corporations and wholly-owned subsidiaries of the Company (collectively, the "Borrowers"), in connection with certain refinancing transactions (the "Refinancing") to be entered into between the Company and Foothill and Bank One (collectively, the "Lenders").

     Subject to the conditions hereinafter set forth, this [Warrant] [Stock Option] may be exercised in whole or in part (but not as to any fractional share of Common Stock), during the Exercise Period, but in no event subsequent to the end of the Exercise Period, by the surrender of this [Warrant] [Stock Option] (with the exercise notice at the end hereof duly completed and executed) at the office of any duly appointed transfer agent for the Common Stock or at the principal office of the Company in Goshen, Indiana, and upon payment to the Company, or for the account of the Company, of the Exercise Price. Payment of the Exercise Price may be made by cash in immediately available funds or by certified check or bank draft. This [Warrant] [Stock Option] and all rights and options hereunder shall expire at the Expiration Date, and shall be wholly null and void to the extent this [Warrant] [Stock Option] is not exercised before that time. The Company agrees that the [Warrant Shares] [Stock Option Shares] shall be and shall be deemed to be issued to the Holder hereof as the record owner of such [Warrant Shares] [Stock Option Shares] as of the close of business on the date on which this [Warrant] [Stock Option] shall have been surrendered and payment made for such shares as aforesaid. Certificates for the [Warrant Shares] [Stock Option Shares] shall be delivered to the Holder hereof within a reasonable time, not exceeding 30 Business Days, after the [Warrant] [Stock Option] shall have been so exercised, and, unless this [Warrant] [Stock Option] has expired, a new [Warrant] [Stock Option] representing the number of Underlying Shares, if any, with respect to which this [Warrant] [Stock Option] shall not then have been exercised shall also be issued to the Holder hereof within such time.

     2.2. [Warrant Only] Shareholder Approval; Alternative Cash Award Upon Exercise. This Warrant is issued to the initial Holder hereof subject to the following: (i) a determination by the staff of The Nasdaq Stock Market's SmallCap Market ("Nasdaq") that shareholder approval is not required for the issuance of this Warrant pursuant to subparagraph (25)(H) of NASD Rule 4310 (relating to Nasdaq's qualification requirements for domestic and Canadian securities), or (ii) the approval of such issuance by the shareholders of the Company at the next annual meeting of shareholders, or (iii) the requirement, if such approval is required by Nasdaq but is not forthcoming at the next annual meeting of shareholders, that the aggregate number of Warrant Shares to be issued upon the exercise hereof shall not exceed 25,000 Warrant Shares, in which case the Holder exercising this Warrant shall be entitled to receive, in addition to the Warrant Shares upon such exercise but in any event subject to ss.15 hereof, the Alternative Cash Amount. Payment of the Alternative Cash Amount may be made by cash in immediately available funds or by certified check or bank draft at the time the certificate for the Warrant Shares is issued.

     2.3. Expenses of Exercise. The Company shall pay all expenses, taxes and other charges payable in connection with the preparation, execution and delivery of stock certificates under this ss. 2, regardless of the name or names in which such stock certificates shall be registered.

SECTION 3. ANTI-DILUTION.

     The Underlying Shares shall be subject to change or adjustment as set forth in Exhibit A to this [Warrant] [Stock Option].

SECTION 4. RESERVATIONS.

     The Company shall at all times reserve and keep available such number of authorized shares of its Common Stock, solely for the purpose of issuance upon the exercise of the rights represented by this [Warrant] [Stock Option], as may at any time be issuable upon the exercise of this [Warrant] [Stock Option].

SECTION 5. CHANGE OF CONTROL; REORGANIZATIONS.

     If, in connection with any Change of Control, any capital reorganization or reclassification of the capital stock of the Company, any other change of outstanding shares of Common Stock, or any merger or consolidation of the Company with or into another Person, or in the case of any sale or conveyance to another Person of the property of the Company as, or materially as, an entirety (a "Reorganization"), the Company shall cause such Reorganization to be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or assets with respect to or in exchange for Common Stock, then, as a condition of such Reorganization, the Company shall cause effective provision to be made whereby the Holder shall thereafter have the right to receive, upon the basis and upon the terms and conditions specified in this [Warrant] [Stock Option], and in lieu of the Common Stock immediately theretofore receivable upon the exercise of this [Warrant] [Stock Option], such shares of stock, securities or assets as would have been (by virtue of such Reorganization) issued or payable with respect to or in exchange for a number of outstanding shares of Common Stock equal to the number of shares of Common Stock immediately theretofore receivable upon the exercise of this [Warrant] [Stock Option], assuming such exercise had taken place immediately prior to such Reorganization. In any such case, appropriate provision shall be made with respect to the rights and interests of the Holder to the end that the provisions hereof (including, without limitation, provisions for adjustments of the number of shares of Common Stock receivable upon exercise of this [Warrant] [Stock Option]) shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets thereafter receivable upon the exercise of this [Warrant] [Stock Option]. The Company shall not effect any such Reorganization, unless, prior to or simultaneously with the consummation thereof, the successor entity (if other than the Company) resulting from such transaction shall assume by written instrument, executed and mailed or delivered to the Holder, the obligation to deliver to the Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, the Holder may be entitled to receive. Notice of any proposed Reorganization shall be given by the Company to the Holder as promptly as practicable after such transaction appears likely but in no event less than 30 Business Days prior to the consummation of the Reorganization.

SECTION 6. DISSOLUTION OR LIQUIDATION.

     Upon any proposed distribution of the assets of the Company in dissolution or liquidation (except under circumstances when ss. 5 shall be applicable), the Company shall mail notice thereof to the Holder and shall make no distribution to its shareholders until the expiration of 30 days from the date of mailing of such notice and, in any such event, the Holder of this [Warrant] [Stock Option] may exercise the purchase rights with respect to this [Warrant] [Stock Option] within 30 days from the date of mailing such notice. All rights herein granted not so exercised within such 30-day period shall thereafter become null and void.

SECTION 7. NOTICE OF DIVIDENDS.

     If the Board of Directors of the Company shall declare any dividend or other distribution on its Common Stock, the Company shall mail notice thereof to the Holder not less than 30 days prior to the record date fixed for determining shareholders entitled to participate in such dividend or other distribution, and the Holder shall not participate in such dividend or other distribution or be entitled to any rights on account or as a result thereof unless and to the extent that this [Warrant] [Stock Option] is exercised prior to such record date or as otherwise provided by this [Warrant] [Stock Option]. The provisions of this section shall not apply to distributions made in connection with transactions covered by ss. 5.

SECTION 8. FRACTIONAL SHARES.

     The Company shall not be required to issue or cause to be issued fractional shares on the exercise of this [Warrant] [Stock Option] and any such fractional share otherwise issuable shall be rounded down to the nearest whole share.

SECTION 9. FULLY PAID STOCK; VOTING RIGHTS UPON EXERCISE; TAXES.

     (a) The Company covenants and agrees that the shares of its Common Stock represented by each certificate to be delivered on the exercise of this [Warrant] [Stock Option] shall, at the time of such delivery, be validly issued and outstanding, and be fully paid and nonassessable. The Company covenants and agrees that, upon issuance of the Underlying Shares, the Underlying Shares shall have voting rights equivalent to those of other shares of Common Stock.

     (b) The Company covenants and agrees that it shall pay, when due and payable, any and all federal and state issuance or transfer taxes that may be payable in respect of this [Warrant] [Stock Option] or any Common Stock or certificates issued hereunder. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the transfer and delivery of stock certificates in the name other than that of the Holder, and any such tax shall be paid by the Holder at the time of presentation.

SECTION 10. CLOSING OF TRANSFER BOOKS.

     The right to exercise this [Warrant] [Stock Option] shall not be suspended during any period that the stock transfer books of the Company for its Common Stock may be closed. The Company shall not be required, however, to deliver stock certificates upon such exercise while such books are duly closed for any purpose, but the Company may postpone the delivery of such certificates until the opening of such books. In such case, the certificates shall be delivered promptly after the books are opened.

SECTION 11. REGISTRATION RIGHTS.

     11.1. Piggyback Registration. If at any time the Company proposes for any reason to register (including for this purpose a registration effected by the Company for securityholders other than the Holders of the [Warrants] [Stock Options] or [Warrant Shares] [Stock Option Shares]) securities under the Securities Act (not including securities proposed to be registered pursuant to an employee benefits plan on Form S-8 or pursuant to a reorganization, exchange offer or similar transaction on Form S-4), it shall, each such time, promptly (but in no event less than 30 days prior to the proposed date of the filing of the registration statement relating thereto) give written notice to the Holders of the [Warrants] [Stock Options] and [Warrant Shares] [Stock Option Shares] (collectively the "Eligible Securities") then outstanding of its intention to do so, and, upon the written request, given within 20 days after receipt of any such notice, of a Holder to register any of his Eligible Securities, the Company shall cause all Eligible Securities with respect to which Holders shall have so requested registration to be registered under the Securities Act promptly upon receipt of the written request of such Holders for such registration.

     In the event that any registration pursuant to this ss. 11.1 shall be, in whole or in part, an underwritten public offering of securities of the Company registered under the Securities Act, the Company shall arrange for the Eligible Securities requested to be registered pursuant to this ss. 11.1 to be included in the underwriting. The inclusion of the Eligible Securities will be on the same terms and conditions as the comparable securities, if any, otherwise being sold through underwriters under such registration, or on terms and conditions comparable to those normally applicable to offerings of such securities in reasonably similar circumstances in the event that no securities comparable to the Eligible Securities are being sold through underwriters under such registration.

     If the Company proposes to include in such underwritten public offering any securities owned by any shareholder of the Company (such securities, "Additional Securities") and the managing underwriter reasonably determines and advises in writing that the inclusion in the offering of all of the securities to be sold for the Company's account, the Eligible Securities covered by the requests for registration made under this ss. 11.1, and the Additional Securities would interfere with the successful marketing of the securities to be sold for the Company's account, then (i) there shall first be excluded Additional Securities proposed to be included and then (ii) the requisite number of Eligible
Securities proposed to be included shall be excluded from the underwritten portion of the public offering, on a basis pro rata among the holders of the Eligible Securities requesting such registration, and such excluded Securities shall be withheld from the market by the holders thereof for a period which the managing underwriter reasonably determines is necessary in order to effect the underwritten portion of the public offering.

     11.2. Registration Procedures. If and whenever the Company is under an obligation pursuant to the provisions ofss.11.1 to use its best efforts to effect the registration of any Eligible Securities, the Company shall, as expeditiously as practicable:

          (i) prepare and file with the Commission a registration statement with respect to such Eligible Securities and use its best efforts to cause such registration statement to become effective and remain effective and current in compliance with the Securities Act for a period of 90 days for a piggyback registration;

          (ii) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and current in compliance with the Securities Act for the applicable period specified in clause
               (i) of this ss. 11.2;

          (iii)furnish to each selling stockholder such numbers of copies of each prospectus (including each preliminary prospectus) in conformity with the requirements of the Securities Act, and such other documents such selling shareholders shall reasonably request, to facilitate the public offering of their Eligible Securities;

          (iv) register or qualify the Eligible Securities covered by such registration statement under the securities or blue sky laws of such jurisdictions as each such seller shall reasonably request (provided that the Company shall not be required to qualify to do business or file a general consent to service of process in any jurisdiction where it is not then qualified to do business); and do any and all other acts or things which may be reasonably necessary or advisable to enable such seller to consummate the public sale or other disposition in such jurisdictions of such Eligible Securities until the sale or other disposition of all Eligible Securities covered by such registration statement;

          (v) notify each selling shareholder any time a prospectus is required to be delivered under the Securities Act within the appropriate period mentioned in clause (i) of thisss.11.2, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes or may include an untrue statement of material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and at the request of any such seller, prepare and furnish to such seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Eligible Securities, such prospectus shall not include an untrue statement of a material fact omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and

          (vi) furnish, at the request of any Holder or Holders requesting registration pursuant to the terms hereof, on or about the date that any Eligible Securities are delivered to the underwriters for sale pursuant to such registration or, if such Eligible Securities are not being sold through underwriters, on the date that the registration statement with respect to such Eligible Securities becomes effective: (a) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, addressed to the underwriters, if any, and to the Holder or Holders making such request, in form and substance as is customarily given in an underwritten public offering; and (b) a letter, dated such date, from the independent certified public accountants of the Company (the "Accountants"), addressed to the underwriters, if any, and to the Holder or Holders making such request, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering.

     11.3. Information to be Furnished by Holders. Prior to the Company being obligated to register a particular prospective seller's Eligible Securities pursuant to this Section 11, such seller shall furnish to the Company such information and execute such documents regarding the Eligible Securities held by such seller and the intended method of disposition thereof as the Company shall reasonably request in connection with the action to be taken by the Company.

     11.4. Expenses of Registration. The Company shall pay all Registration Expenses in connection with each registration pursuant to ss.11.1.

     11.5. Indemnification and Contribution. (a) The Company shall indemnify and hold harmless each Holder, each of its officers, directors, partners, agents, employees and controlling persons (within the meaning of the Securities Act) and each person who participates as an underwriter or controlling person of an underwriter (within the meaning of the Securities Act) with respect to a registration statement pursuant to ss. 11.1 against any losses, claims, damages or liabilities (or actions in respect thereof) to which any of them may become subject under the Securities Act or otherwise insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact in a registration statement including any Eligible Securities, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, or in any application or other document (such applications and documents are hereinafter collectively called "Applications") filed in any jurisdiction in order to qualify all or part of the Eligible Securities under the securities laws thereof or filed with the Commission or the NASD, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse any of them for any legal or other expenses reasonably incurred by any of them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company shall not be liable hereunder in any such case if any such loss, claim, damage, or liability arises out of or is based upon any such untrue statement or allegedly untrue statement or such omission or alleged omission made in such registration statement, prospectus or amendment or supplement thereto or in any Application in reliance upon and in conformity with written information furnished to the Company by such Holder for inclusion therein; provided, however, that the indemnity agreement contained in this paragraph of this ss. 11.5 shall not apply to amounts paid in settlement of any loss, claim, damage, liability, action or violation if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld).

     (b) To the extent permitted by law, each Holder whose Eligible Securities are registered on any registration statement of the Company pursuant to ss. 11.1 shall indemnify and hold harmless the Company, each of its officers, directors, partners, agents, employees and controlling persons (within the meaning of the Securities Act) with respect to a registration statement pursuant to ss. 11.1 against any losses, claims, damages or liabilities (or actions in respect thereof) to which any of them may become subject under the Securities Act or otherwise insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact, or omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, made in such registration statement, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto or in any Application, in reliance upon and in conformity with written information furnished to the Company by such Holder for inclusion therein, and will reimburse any of them for any legal or other expenses reasonably incurred by them in connection with investigation or defending, any such loss, claim, damage, liability or action, provided that the obligation of each Holder under this ss. 11.5 shall be limited to an amount equal to the net proceeds to such Holder of the Eligible Securities sold pursuant to such registration statement, provided, however, that the indemnity agreement contained in this paragraph of this ss. 11.5 shall not apply to amounts paid in settlement of any loss, claim, damage, liability, action or violation if such settlement is effected without the Holder's consent (which consent shall not be unreasonably withheld).

     (c) Promptly after receipt by an indemnified party under this ss. 11.5 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, notify the indemnifying party in writing of the commencement thereof and the indemnifying party shall have the right to participate in and to assume the defense thereof at its expense with counsel mutually satisfactory to the parties. The failure to notify an indemnifying party promptly of the commencement of any such action, if prejudicial to the ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this ss. 11.5, but the omission so to notify the indemnifying party will not relieve such party of any liability that such party may have to any indemnified party other than under this ss. 11.5.

     (d) If the indemnification provided for in this ss. 11.5 is unavailable to or insufficient to hold harmless an indemnified party under subsections (a) and
(b) above in respect of any losses, claims, damages, liabilities or expenses (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative benefits and relative fault of the Company on the one hand and the Holder on the other in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses (or actions or proceedings in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Holder on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total net proceeds received by the Holder. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Holder on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

     The Company and the Holder agree that it would not be just and equitable if contribution pursuant to this ss. 11(d) were determined by pro rata allocation (even if all Holders were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this ss. 11(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or expenses (or actions or proceedings in respect thereto) referred to above in this ss. 11(d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

     11.6. Underwriting Agreement. If Eligible Securities are to be sold pursuant to a registration statement in an underwritten offering pursuant to ss. 11.1, the Company agrees to enter into an underwriting agreement containing customary representations and [Warrant] [Stock Option]ies with respect to the business and operations of an issuer of the securities being registered and customary covenants and agreements to be performed by such issuer, including, without limiting the generality of the foregoing, customary provisions with respect to indemnification by the Company of the underwriters of such offering.

     11.7. Future Registration Rights. If, subsequent to the date hereof, the Company grants piggyback registration rights to holders or prospective holders of its securities to include their securities on any registration statement proposed to be filed by the Company at the demand of the Holders made under this Agreement, such piggyback registration rights shall provide for the exclusion of such holders' securities from the registration statement if the managing underwriter of the offering proposed to be made of the Eligible Securities determines that the inclusion of such holders' securities would be seriously detrimental to the offering of the Eligible Securities or, if all or part of the offering of Eligible Securities is not to be underwritten, the Holders of more than 50% of the Eligible Securities to be included in the registration statement so determine.

     If, subsequent to the date hereof, the Company grants demand registration rights to holders or prospective holders of its securities to demand that the Company register any securities of the Company under the Securities Act, such demand registration rights shall be granted under and subject to the piggyback registration right of the Holders to include all or part of their Eligible Securities in any such registration on the terms and conditions of ss. 11.1.

SECTION 12. LOST, STOLEN [WARRANTS] [STOCK OPTIONS], ETC.

     If this [Warrant] [Stock Option] shall be mutilated, lost, stolen or destroyed, the Company shall issue a new [Warrant] [Stock Option] of like date, tenor and denomination and deliver the same in exchange and substitution for and upon surrender and cancellation of the mutilated [Warrant] [Stock Option], or in lieu of the [Warrant] [Stock Option] lost, stolen or destroyed, upon receipt of evidence satisfactory to the Company of the loss, theft or destruction of such [Warrant] [Stock Option], and upon receipt of indemnity satisfactory to the Company.

SECTION 13. SEVERABILITY.

     Should any part of this [Warrant] [Stock Option] for any reason be declared invalid, such decision shall not affect the validity of any remaining portion, which shall remain in force and effect as if this [Warrant] [Stock Option] had been executed with the invalid portion thereof eliminated. It is hereby declared the intention of the parties hereto that they would have executed and accepted the remaining portion of this [Warrant] [Stock Option] without including therein any such part, parts or portion which may, for any reason, be hereafter declared invalid.

SECTION 14. MISCELLANEOUS.

     14.1. Notices. Any notice, demand or delivery to be made pursuant to the provisions of this [Warrant] [Stock Option] shall be in writing and (a) shall be deemed to have been given or made one day after the date sent (i) if by the Company, by prepaid overnight delivery, addressed to the Holder at his last known address appearing on the books of the Company maintained for such purpose or (ii) if by the Holder, by prepaid overnight delivery, addressed to the Company at P. O. Box 1903, 2703 College Avenue, Goshen, Indiana 46526; and (b) if given by courier, confirmed telegram, confirmed facsimile transmission or confirmed telex shall be deemed to have been made or given when received. The Holder and the Company may each designate a different address by notice to the other in the manner provided in this ss. 14.1.

     14.2. Successors and Assigns. This [Warrant] [Stock Option] and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the Holder. The provisions of this [Warrant] [Stock Option] are intended to be for the benefit of the Holder of this [Warrant] [Stock Option] or the [Warrant] [Stock Option] Shares and shall be enforceable by the Holder.

     14.3. Amendments. This [Warrant] [Stock Option] may not be modified, supplemented, varied or amended except by an instrument in writing signed by the Company and the Holder.

     14.4. Headings. The index and the descriptive headings of sections of this [Warrant] [Stock Option] are provided solely for convenience of reference and shall not, for any purpose, be deemed a part of this [Warrant] [Stock Option].

     14.5.  Governing  Law.  THIS  [WARRANT]  [STOCK  OPTION]  AND  ALL  MATTERS
CONCERNING THIS [WARRANT] [STOCK OPTION] SHALL BE GOVERNED BY THE LAWS OF THE STATE OF INDIANA FOR CONTRACTS ENTERED INTO AND TO BE PERFORMED IN SUCH STATE WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS.

     14.6. Exclusive Jurisdiction. Each party, and each express beneficiary of this [Warrant] [Stock Option] as a condition of its right to enforce or defend any right under or in connection with this [Warrant] [Stock Option], (1) agrees that any action with respect to this [Warrant] [Stock Option] or any transaction contemplated by this [Warrant] [Stock Option] shall be brought exclusively in the courts of the State of Indiana, City of Goshen or of the United States of America sitting in the State of Indiana, City of Goshen, (2) accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of those courts, (3) agrees that service of process may be made on such party, or such express beneficiary, as the case may be, by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to this clause (3) shall have the same legal force and effect as if served upon such person personally within the State of Indiana, and (4) irrevocably waives any objection, including, without limitation, any objection to the laying of venue or based on the grounds of forum non conveniens, which it may now or hereafter have to the bringing of any legal action in those jurisdictions; provided, however, that any party may assert in an action in any other jurisdiction or venue each mandatory defense, third-party claim or similar claim that, if not so asserted in such action, may thereafter not be asserted by such party in an original action in the courts referred to in clause (1) above.

SECTION 15. SUBORDINATION.

     The Company and the initial Holder hereby agree that the Company's obligation to pay the Alternative Cash Amount to the Holder, if payable pursuant to the terms hereof, is and shall be subordinate to the interests of the Lenders with respect to payments of interest and principal due the Lenders under the notes delivered in favor of the Lenders in connection with the Refinancing and the Company's performance under the guaranty securing such payments. The Company and the initial Holder hereby acknowledge and agree that the interests of the Lenders are and shall continue to be paramount and prior to the Holder's interest in the Alternative Cash Amount, if payable pursuant to the terms hereof, and the Company and the initial Holder agree that any and all amounts payable to Lenders under the credit facilities provided in connection with the Refinancing shall be paid in full prior to any payment by the Company of the Alternative Cash Amount, unless such payment would not result in an Event of Default (as defined in the Loan Agreement entered into between the Borrowers and Foothill in connection with the Refinancing) or unless such payment is otherwise permitted by the terms of the Company's then existing senior credit facilities.

EXHIBIT A

                            ANTI-DILUTION PROVISIONS

     1. Anti-Dilution Provisions. The Underlying Shares shall be subject to change or adjustment as follows:

     (a) Common Stock Dividends, Subdivisions, Combinations. If the Company shall (i) pay or make a dividend or other distribution to all holders of its Common Stock in shares of Common Stock, (ii) subdivide, split or reclassify the outstanding shares of its Common Stock into a larger number of shares, or (iii) combine or reclassify the outstanding shares of its Common Stock into a smaller number of shares, then in each such case the Underlying Shares shall be adjusted to equal the number of such shares to which the Holder of this [Warrant] [Stock Option] would have been entitled upon the occurrence of such event had this [Warrant] [Stock Option] been exercised immediately prior to the happening of such event or, in the case of a stock dividend or other distribution, prior to the record date for determination of such Shareholder entitled thereto. An adjustment made pursuant to this paragraph 1 shall become effective immediately after such record date, in the case of a dividend or distribution, and immediately after the effective date, in the case of a subdivision, split, combination or reclassification.

     (b) Reorganization or Reclassification. In case of any capital reorganization or any reclassification of the Common Stock of the Company (whether pursuant to a merger of consolidation or otherwise), this [Warrant] [Stock Option] shall thereafter be exercisable for the number of shares of stock or other securities or property receivable upon such capital reorganization or reclassification of Common Stock, as the case may be, by a holder of the number of shares of Common Stock into which this [Warrant] [Stock Option] was exercisable immediately prior to such capital reorganization or reclassification of Common Stock; and, in any case, appropriate adjustment shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the Holder of this [Warrant] [Stock Option] to the end that the provisions set forth herein shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other securities or property thereafter deliverable upon the exercise of this [Warrant] [Stock Option].

     (c) Distributions of Assets or Securities Other Than Common Stock. In case the Company shall, by dividend or otherwise, distribute to all holders of its Common Stock shares of any of its capital stock (other than Common Stock), rights or [Warrants] [Stock Options] to purchase any of its securities, cash, other assets or evidences of its indebtedness, then in each such case the Underlying Shares shall be adjusted by multiplying the Underlying Shares immediately prior to the date of such dividend or distribution by a fraction, of which the numerator shall be the fair market value per share of Common Stock at the record date for determining shareholders entitled to such dividend or distribution, and of which the denominator shall be such fair market value per share less the fair market value (as determined in good faith by the Board of Directors of the Company) of the portion of the securities, cash, assets or evidences of indebtedness so distributed applicable to one share of Common Stock. An adjustment made pursuant to this subparagraph (c) shall become effective immediately after such distribution date.

     (d) No Impairment. The Company shall not, without the prior consent of the Holder, by amendment of its Articles of Incorporation or through any reorganization, transfer of the assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but shall at all times in good faith assist in the carrying out of all the provisions of this paragraph 1 and in the taking of all such action as may be necessary or appropriate in order to protect the exercise rights of the Holder against impairment.

     (e) Readjustment. Upon the termination of any right of conversion or exchange of any securities convertible into or exchangeable for Common Stock, or upon the expiration of any rights or options to purchase Common Stock (other than this [Warrant] [Stock Option]) or any securities convertible into or exchangeable for Common Stock, or upon any change in the number of shares of Common Stock issuable upon exercise, conversion or exchange of any such securities, rights or options, the Underlying Shares then in effect shall forthwith be readjusted to such Underlying Shares as would have been in effect had the adjustments made upon the issuance or sale of such securities, rights or options been made upon the basis of the issuance of only the number of shares of Common Stock actually issued or to be issued upon the exercise, conversion or exchange or such securities, rights or options.

     2. Notice of Certain Corporation Transactions. The Company shall promptly mail to the Holder a notice of any proposed dividend, merger, dissolution, liquidation or winding up of the Company, stating the proposed record date (if any) or effective date for any such transaction and briefly describing the transaction.

     3. Certificate of Adjustment. Upon the occurrence of each adjustment or readjustment pursuant to this Exhibit A, the Company (acting through its Board of Directors in the exercise of its reasonable discretion), at its expense, shall as promptly as practicable compute such adjustment or readjustment in accordance with the provisions of this Exhibit A, and prepare and furnish to the Holder a certificate setting forth such adjustment or readjustment and showing in reasonable detail the facts upon which such adjustment or readjustment in based.

     4. Information to be Furnished Upon Request. Upon the request at any time of the Holder, the Company shall as promptly as practicable furnish or cause to be furnished, to the Holder, at his address set forth in such request, a certificate setting forth the number of shares of Common Stock that at the time would be received upon the exercise of the [Warrant] [Stock Option] and the Exercise Price thereof.

                                 EXERCISE NOTICE

TO STARCRAFT CORPORATION:

     The undersigned registered holder of the within [Warrant] [Stock Option] hereby irrevocably exercises the [Warrant] [Stock Option], purchases thereunder __________ shares of the Common Stock of the Company, herewith makes payment of $__________ therefor, and requests that the certificate(s) for such shares be issued in the name of the undersigned Holder or its nominee and delivered to it at Holder's address on the books of the Company.


Signature:
           ------------------------------------------

Printed Name:
              ------------------------------

Dated:
      -----------------------------------------------


                                   ASSIGNMENT

     FOR VALUE RECEIVED, the undersigned registered Holder of the within [Warrant] [Stock Option] hereby sells, assigns and transfers unto __________________ the [Warrant] [Stock Option] and all rights evidenced thereby and does irrevocably constitute and appoint _________________ attorney to transfer the [Warrant] [Stock Option] on the books of the Company.


                                         Signature: ____________________________
                                         Printed Name: _________________________
                                         Dated: ________________________________

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following are the estimated expenses in connection with the with the distribution of the securities being registered:

     Securities and Exchange Commission registration fee              $   225.00
     Legal fees                                                        50,000.00
     State "blue sky" fees and expenses (including attorneys' fees)    10,000.00
     Accounting fees and expenses                                       1,000.00
     Printing expenses                                                    100.00
                                                                       ---------
     Total                                                            $66,225.00

All expenses, except the SEC fees, are estimates.

The selling security holders will not bear any portion of the foregoing expenses, but will pay their own fees in connection with the sale of the common stock or warrants offered hereby in those transactions completed to or through securities broker and/or dealers in the form of markups, markdowns, or commissions.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Article 10 of our Articles of Incorporation, pursuant to authority contained in the Indiana Business Corporation Law, provides for the indemnification of our officers and directors against expenses, judgments, settlements, penalties and fines that may be incurred by them in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they are made parties if they acted in good faith and in a manner they reasonably believed, in the case of conduct in their official capacity, was in our best interest and, in all other cases, was not opposed to our best interests and, with respect to any criminal action or proceeding, they either had reasonable cause to believe their conduct was lawful or no reasonable cause to believe their conduct was unlawful. Such indemnification is required in cases where the directors or officers are successful, on the merits or otherwise, in the defense of any claim, issue or matter.

ITEM 16. EXHIBITS

The exhibits furnished with this Registration Statement are listed beginning on page E-l.

ITEM 17. UNDERTAKINGS

(1) The undersigned Registrant hereby undertakes:

     (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table on the effective registration statement; and

          (iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(2) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of rule 14a-3 or rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer, or controlling person of the small business issuer in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Elkhart, State of Indiana, on the 23rd day of July, 2002.

                                       STARCRAFT CORPORATION

                                       /s/ Kelly L. Rose
                                       -------------------------------
                                       By: Kelly L. Rose, President, Chief
                                           Executive Officer and Chairman of
                                           the Board

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kelly L. Rose and Timothy L. Burke, and each of them, with power of substitution, as his attorney-in-fact for him, in all capacities, to sign any amendments to this Registration Statement and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.




Signature                                 Title                       Date

(1) Principal Executive Officer    Director, Chairman          )
    and Director                   of the Board and            )
                                   Chief Executive Officer     )
                                                               )
/s/ Kelly L. Rose                                              )
---------------------------                                    )
Kelly L. Rose                                                  )
                                                               )
(2) Principal Financial            Chief Financial Officer     )
    and Accounting Officer         and Secretary               )
                                                               )
/s/ Timothy L. Burke                                           )
---------------------------                                    )
Timothy L. Burke                                               )
                                                               )
(3) The Board of Directors                                     )
                                   Director, Chairman          )
/s/ Kelly L. Rose                  of the Board and            )
---------------------------        Chief Executive Officer     )
Kelly L. Rose                                                  )
                                                               )  July 23, 2002
/s/ David J. Matteson                                          )
---------------------------        Director                    )
David J. Matteson                                              )
                                                               )
/s/ Michael H. Schoeffler                                      )
---------------------------        Director                    )
Michael H. Schoeffler                                          )
                                                               )
/s/ G. Raymond Stults                                          )
---------------------------        Director                    )
G. Raymond Stults                                              )

                                  EXHIBIT INDEX

Exhibit No.       Description


4.1 Article 6 - "Terms of Shares" and Article 9 - "Provisions for Certain Business Combinations" of the Registrant's Articles of Incorporation, as amended. Incorporated by reference to Exhibit 3.1 to the Registrant's Form 10-K for the year ending October 1, 1995.

4.2 Article III - "Shareholder Meetings", Article VI - "Certificates for Shares" and Article VII - "Corporate Books and Records - Section 3" of the Registrant's Code of By-Laws, as amended. Incorporated by reference to Exhibit 3.2 to the Registrant's Form 10-K for the fiscal year ending September 29, 1996.

4.3 Amended and Restated Credit Agreement between the Registrant and Bank One Indianapolis, N.A., dated November 30, 1994. Incorporated by reference to Exhibit 4.6 of the Registrant's Form 10-K for the fiscal year ending October 2, 1994.

4.4 First Amendment to Amended and Restated Credit Agreement between the Registrant and Bank One, Indianapolis, N.A. dated March 7, 1995. Incorporated by reference to Exhibit 10(2) to the Registrant's Form 10-Q for the quarter ending April 2, 1995.

4.5 Second Amendment to Amended and Restated Credit Agreement dated April 6, 1996, among Starcraft Corporation, Starcraft Automotive Group, Inc. Imperial Automobile Group, Inc. and Bank One, Indianapolis, N.A. Incorporated by reference to the Registrant's Form 10-Q for the Quarter Ended March 31, 1997.

4.6 Third Amendment to Amended and Restated Credit Agreement, effective January 31, 1997, among Starcraft Corporation, Starcraft Automotive
          Group, Inc., Imperial Automobile Group, Inc. and Bank One, Indianapolis, N.A. Incorporated by reference to the Registrant's Form 10-Q for the Quarter Ended March 31, 1997.

4.7 Fourth Amendment to Amended and Restated Credit Agreement, effective June 29, 1997, among Starcraft Corporation, Starcraft Automotive
          Group, Inc., Imperial Automobile Group, Inc. and Bank One, Indianapolis, N.A. Incorporated by reference to Exhibit 4.7 of the Registrant's Form 10-K for the fiscal year ending September 28, 1997.

4.8 Fifth Amendment to Amended and Restated Credit Agreement, effective December 31, 1997, among Starcraft Corporation, Starcraft Automotive Group, Inc., Imperial Automobile Group, Inc. and Bank One, Indianapolis, N.A. Incorporated by reference to Exhibit 4.8 of the Registrant's Form 10-K for the fiscal year ending September 28, 1997.

4.9 Seventh Amendment to Amended and Restated Credit Agreement, dated as of February 27, 1998, among Starcraft Corporation, Starcraft Automotive Group, Inc., Imperial Automotive Group, Inc. and Bank One, Indiana, N.A. Incorporated by reference to Exhibit 10.1 of the Registrant's Form 10-Q for the quarter ending March 29, 1998.

4.10 Eighth Amendment to Amended and Restated Credit Agreement, effective November 23, 1998, among Starcraft Corporation, Starcraft Automotive Group, Inc., Imperial Automobile Group, Inc. and Bank One, Indianapolis, N.A. Incorporated by reference to Exhibit 4.10 of the Registrant's Form 10-K for the fiscal year ending September 27, 1998.

4.11 Rights Agreement, dated as of August 12, 1997, between Registrant and Harris Trust and Savings Bank, as Rights Agent. Incorporated by reference to the Registrant's 8-A filed September 9, 1997.

4.12 Promissory Note from Starcraft Automotive Group, Inc. to Bank One, Indiana, N.A. dated November 23, 1998. Incorporated by reference to
          Exhibit 4.12 of the Registrant's Form 10-K for the fiscal year ending September 27, 1998.

4.13 Guaranty of Kelly L. Rose to the obligations of Starcraft Automotive Group, Inc. to Bank One, Indiana, N.A. dated November 23, 1998. Incorporated by reference to Exhibit 4.13 of the Registrant's Form 10-K for the fiscal year ending September 27, 1998.

4.14 Guaranty of Gerald R. Stults to the obligations of Starcraft Automotive Group, Inc. to Bank One, Indiana, N.A. dated November 23, 1998. Incorporated by reference to Exhibit 4.14 of the Registrant's Form 10-K for the fiscal year ending September 27, 1998.

4.15(a) Loan and Security Agreement by and among Starcraft Automotive Group, Inc., National Mobility Corporation, Starcraft Corporation, Imperial Automotive Group, Inc. and Foothill Capital Corporation, dated October 30, 1998. Incorporated by reference to Exhibit 4.15 of the Registrant's Form 10-K for the fiscal year ending September 27, 1998.

4.15(b) First Amendment to Loan Agreement by and among Starcraft Automotive Group, Inc., National Mobility Corporation, Starcraft Corporation, Imperial Automotive Group, Inc. and Foothill Capital Corporation, dated September 28, 1999.

4.16 Secured Promissory Note from Starcraft Automotive Group, Inc. and National Mobility Corporation to Foothill Capital Corporation dated October 30, 1998. Incorporated by reference to Exhibit 4.16 of the Registrant's Form 10-K for the fiscal year ending September 27, 1998.

4.17 Amended and Restated Loan and Security Agreement by and between Tecstar, LLC, as Borrower and Foothill Capital Corporation, as Lender dated as of December 12, 2000. Incorporated by reference to Exhibit
          4.17 to the Registrant's Form 10-K for the year ending October 1, 2000.

4.18 Subordination Agreement between Kelly L. Rose and G. Ray Stults and Foothill Capital Corporation dated as of December 12, 2000. Incorporated by reference to Exhibit 4.18 to the Registrant's Form 10-K for the year ending October 1, 2000.

4.19 Waiver, Consent and Second Amendment to Loan Agreement among Starcraft Automotive Group, Inc., National Mobility Corporation, Starcraft Corporation and Imperial Automotive Group, Inc. and Foothill Capital Corporation entered into as of December 12, 2000. Incorporated by reference to Exhibit 4.19 to the Registrant's Form 10-K for the year ending October 1, 2000.

4.20 First Amendment to Amended and Restated Loan Agreement, dated March 30, 2001, between Tecstar, LLC and Foothill Capital Corporation. Incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q for the quarter ending April 1, 2001.

4.21 Third Amendment to Loan Agreement, dated March 30, 2001, between Starcraft Automotive Group, Inc., National Mobility Corporation, Starcraft Corporation and Imperial Automotive Group, Inc. and Foothill Capital Corporation. Incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q for the quarter ending April 1, 2001.

4.22 Asset Purchase and Sale Agreement, dated May 7, 2001, between Starcraft Automotive Group, Inc. and Centurion Vehicles, Inc. Incorporated by reference to Exhibit 2 to the Registrant's Form 8-K dated May 25, 2001.

4.23 Asset Purchase and Sale Agreement, dated August 21, 2001, between Starcraft Automotive Group, Inc. and National Mobility Corporation and Forest River, Inc. Incorporated by reference to Exhibit 2.1 to the Registrant's Form 8-K dated August 31, 2001.

4.24 First Amendment to Asset Purchase and Sale Agreement, dated August 31, 2001, between Starcraft Automotive Group, Inc. and National Mobility Corporation and Forest River, Inc. Incorporated by reference to
          Exhibit 2.2 to the Registrant's Form 8-K dated August 31, 2001.

4.25 Consent and Fourth Amendment to Loan Agreement, dated August 31, 2001, between Starcraft Automotive Group, Inc., National Mobility Corporation, Starcraft Corporation and Imperial Automotive Group, Inc. and Foothill Capital Corporation. Incorporated by reference to Exhibit
          4.25 to the Registrant's Form 10-K for the fiscal year ended September 30, 2001.

4.26 Waiver and Fifth Amendment to Loan Agreement, dated December 5, 2001, between Starcraft Automotive Group, Inc., National Mobility Corporation, Starcraft Corporation and Imperial Automotive Group, Inc. and Foothill Capital Corporation. Incorporated by reference to Exhibit
          4.26 to the Registrant's Form 10-K for the fiscal year ended September 30, 2001.

4.27 Waiver and Second Amendment to Amended and Restated Loan Agreement, dated December 5, 2001, between Tecstar, LLC and FoothillCapital Corporation. Incorporated by reference to Exhibit 4.27 to the Registrant's Form 10-K for the fiscal year ended September 30, 2001.

4.28 Warrant to Purchase 200,000 Shares of Common Stock of Starcraft Corporation, issued to Kelly L. Rose, dated November 23, 1998. Incorporated by reference to Exhibit 10.33 of the Registrant's Form 10-K for the fiscal year ending September 27, 1998.

4.29 Warrant to Purchase 200,000 Shares of Common Stock of Starcraft Corporation, issued to G. Ray Stults, dated November 23, 1998. Incorporated by reference to Exhibit 10.34 of the Registrant's Form 10-K for the fiscal year ending September 27, 1998.

4.30      Stock  Options  to  Purchase  Shares  of  Common  Stock  of  Starcraft
          Corporation of Kelly L. Rose dated as of December 12, 2000. Incorporated by reference to Exhibit 10.16 to the Registrant's Form 10-K for the year ending October 1, 2000.

4.31      Stock  Options  to  Purchase  Shares  of  Common  Stock  of  Starcraft
          Corporation of G. Raymond Stults dated as of December 12, 2000. Incorporated by reference to Exhibit 10.17 to the Registrant's Form 10-K for the year ending October 1, 2000.

4.32 Loan Agreement dated June 28, 2002, between Starcraft Corporation and Comerica Bank

5 Opinion of Barnes & Thornburg regarding the legality of the securities being registered.*

10.1(a)   The   Starcraft   Automotive   Corporation   Stock   Incentive   Plan.
          Incorporated by reference to Exhibit 10.1(a) to the Registrant's registration statement on Form S-1, Registration No. 33-63760.

10.1(b) The Starcraft Corporation 1997 Stock Incentive Plan. Incorporated by reference to Exhibit 10.1(b) to the Registrant's From 10-K for the fiscal year ending September 29, 1996.

10.2 Form of Tax indemnification agreement among the Registrant, Mr. Kash, Mr. Rose, Mr. Newberry and Mr. Hardin, dated as of July 21, 1993. Incorporated by reference to Exhibit 10.7 of the Registrant's Form S-1.

10.3(a) Employment Agreement with Kelly L. Rose dated December 12, 1996. Incorporated by reference to Exhibit 10.3(b) to the Registrant's From 10-K for the fiscal year ending September 29, 1996.

10.3(b) Form of First Addendum to Employment Agreement with Kelly L. Rose, December 31, 1997. Incorporated by reference to Exhibit 10.1 of the Registrant's Form 10-Q for the fiscal year ending March 29, 1998.

10.3(c) Second Addendum to Employment Agreement with Kelly L. Rose, effective December 15, 1997. Incorporated by reference to Exhibit 10.3(d) of the Registrant's Form 10-K for the fiscal year ending September 27, 1998.

10.4(a)   Directors'   Share   Plan,   restated   effective   October  1,  1995.
          Incorporated by reference to Exhibit 10.16(a) of the Registrant's Form 10-K for the year ending October 1, 1995.

10.4(b) Directors' Compensation Deferral Plan effective October 1, 1995. Incorporated by reference to Exhibit 10.16(b) of the Registrant's Form 10-K for the year ending October 1, 1995.

10.5(a) Reimbursement Agreement between Starcraft Corporation, National Mobility Corporation, Imperial Automotive Group, Inc. and Starcraft Automotive Group, Inc. and Kelly L. Rose and G. Ray Stults dated as of December 12, 2000. Incorporated by reference to Exhibit 10.18(a) to the Registrant's Form 10-K for the year ending October 1, 2000.

10.5(b) Security Agreement between Starcraft Corporation and Starcraft Automotive Group, Inc. and Kelly L. Rose and G. Ray Stults entered into as of December 12, 2000. Incorporated by reference to Exhibit 10.18(b) to the Registrant's Form 10-K for the year ending October 1, 2000.

10.5(c) Real Property Mortgage (LaGrange County, Indiana)(Elkhart County, Indiana) made and executed by Starcraft Corporation, f/k/a Rokane Investment Group, Inc. in favor of Kelly L. Rose and G. Ray Stults made as of December 12, 2000. Incorporated by reference to Exhibit 10.18(c) to the Registrant's Form 10-K for the year ending October 1, 2000.

13.1 Quarterly report on Form 10-Q dated December 20, 2001. (Filed on February 7, 2002 (Commission File No. 0-22048), and incorporated herein by reference.)

13.2 Quarterly report on Form 10-Q dated March 31, 2002. (Filed on May 7, 2002 (Commission File No. 0-22048), and incorporated herein by reference.)

23.1      Consent of Crowe, Chizek and Company, LLP.

23.2      Consent of Barnes & Thornburg (included in Exhibit 5).*

24 Power of Attorney included in the signature page to this registration statement.


*To be filed by amendment